INVEST IN **HLD FILM INC**

A darkly intelligent psychological drama from director of “Such a Funny Life.”


HERO. LOSS. DIRT

hldfilm.company New York NY

Entertainment | Art | Film | Theater

LEAD INVESTOR



Rosa Rivera CEO of H&O Investment Company

I invested in Oliver Mann's first feature film SUCH A FUNNY LIFE and attended a few theatrical screenings and the theatrical run and events once the film was released. I truly had a great experience delving into the movie world and I look forward to seeing the success of his more ambitious film HERO.LOSS.DIRT. From how much I saw from his first film I have no doubt that this will be a success. The film industry has seemed to make a resurgence during the pandemic and this could be a great experience for all investors to be part of something big as I believe Oliver Mann will be among one of the most important new Film Directors.

Invested $20,000 this round & $20,000 previously

Highlights

1. 🏆 Executive produced by Buffalo 8 who have won awards at Toronto, Berlin, Sundance, and SXSW
2. 🎭 Casting directors have cast major films with actors such as Jeremy Renner and Elizabeth Olsenolder
3. 🎬 Production team of Hollywood insiders has experience with major directors, networks and A-listers
4. 🎭 Director wrote, produced, and directed successful feature film “Such A Funny Life”
5. 📜 Slated, a leader in script development, rated the script as "production-ready" with a score of 72
6. 📈 Investors are set to recoup 120% of their investment before any profits are distributed
72

6. 📈 Investors are set to recoup 120% of their investment before any profits are distributed

7. 🗽 $663K NY State tax credit used to repay part of loan from Bondit to disburse profits faster

Our Team



Oliver Mann Writer / Director, Producer

Best known as the visionary behind the feature film, “Such A Funny Life,” Oliver cut his teeth in the entertainment industry by writing, directing, and producing short films since 2005 which have premiered and been acclaimed at film festivals.

> This idea came to me shortly after the release of my last film. It was what you call an epiphany where I knew I would spend years developing this idea. Once you know, you know. An idea of a film that would be so intriguing that I must show the world. A suspenseful film encompassing various backgrounds colliding then ultimately coming together.



Lauren Bass Casting Director

Lauren began her career working for one of LA's top casting offices, and later worked for one of the most respected casting directors in the business. Today, as part of the agency she founded, she works with A-listers on a variety of projects.



Jordan Bass Casting Director

A natural performer, Jordan worked at regional theatres as well as performing off-Broadway and on national tours. Jordan eventually landed in LA where he began his casting career as an associate before co-founding an agency with his sister, Lauren.

Why Hero. Loss. Dirt?


A Mystery for the Modern Age:
The Story of Hero. Loss. Dirt


LOGLINE

A New York psychologist is accused of his wife’s death a year after being hailed a hero for saving her life. While under investigation, he must journey to West Virginia to honor her burial wishes and uncover her secret past, which includes a troubled brother now seeking the truth about her death.



As the dual writer/director, Oliver Mann is in the unique position of capturing the sinister psyche of the world he created. Dark and intelligent, with just the right amount of anxiety-inducing psychological thrills, Hero. Loss. Dirt plays to Mann's strength of bringing out the inner essence of each of his multifaceted characters to be viscerally seen on film.


7

We begin our film in the muddy, fast-paced streets of New York with the mysterious death of our heroine, Claudia. After her funeral and while being under investigation, her husband Adam must journey to her childhood home in the primeval depths of the Blue Ridge Mountains of West Virginia. Hero. Loss. Dirt explores the extent to which one grieving widower will go to honor his wife's burial wishes, even when confronted with the fact that she was not who he thought she was.



In the boldly suspenseful style of Gone Girl, this film will have you questioning the innocence of not only Claudia, but also the husband suspected of her murder and the outlaw brother she discarded with the secrets of her past.




Script Highly Rated by Slated

Slated, a leader in film packaging, script development, and executive production for smaller indie films, rated the script for Hero. Loss. Dirt an impressive 72! This means the script is production-ready and solidly positioned to be a major player in the film festival circuit. In addition, there is a documented correlation between a FRESH rating on Rotten Tomatoes for every point a script scores over 70.


HERO. LOSS. DIRT.
slated 72%


buffalo 8
A BONDIT COMPANY
Award-Winning
Executive Production

Hero. Loss. Dirt has been chosen by the top-ranking independent production company Buffalo 8 as one of their feature film projects to executive produce.

Buffalo 8, a Bondit company, is a full-service film and media agency based out of Santa Monica, CA. They were founded in 2010 by partners Matther Helderman and Luke Taylor.

With a focus on production, post-production, design, and finance for the entertainment industry, Buffalo 8's projects attract top talent and critical acclaim.

"At Buffalo 8, we are the fusion of an entrepreneurial culture melded with a love of storytelling and the creative arts, and a passion for delivering original stories."


BUFFALO 8'S AWARD-WINNING PROJECTS
TEACHER
THE FLOOD
THE DEAD OF NIGHT
FROM DUSK TILL GONE
AS YOU ARE
NETFLIX
RODNEY KING
LITTLE MEN
LAND OF LEOPOLD


The Brilliance
Behind the Camera

To ensure the success of our project, we've built a stellar team of dynamic Hollywood insiders who have close relationships with A-list actors, award-winning cinematographers, and worldwide distribution channels.

The Director: Oliver Mann has worked tirelessly to maintain a team who are dedicated to the success of Hero. Loss. Dirt. As a critically acclaimed director/writer/producer, a military veteran, and a graduate of New York Film Academy, Mann has the tenacity and vision to bring Hero. Loss. Dirt to life.

The Talent Recruiter: BASS/CASTING is poised to recruit the talent for our film, starting with the lead. Having casting projects such as Wind River (starring Jeremy Renner and Elizabeth Olsen), Chemical Love (starring Lili Reinhart and Austin Abrams), and other feature film, television and short film projects under their belt, they've been able to entice much larger-named celebrities to take on roles in Hero. Loss. Dirt.



The On-Screen Talent:

Gonzalo Trigueros to play Dirt:

Born in Argentina, Gonzalo Trigueros migrated to Miami as a child. It was there he discovered his passion for acting and storytelling. Now based in New York, Trigueros is currently a resident company member at the prestigious Off-Broadway "Repertorio Español". To date, Trigueros has appeared in a number of film and TV roles, including as the star of Oliver Mann's "Such A Funny Life" and supporting roles in "Power" (Starz), and "Instinct" (CBS).

Because our audition and casting process is currently ongoing, we don't have a full cast list...yet! Stay tuned to our updates at the top of this page for this exciting news as we get contracts signed and more incredible actors in place.

The Cinematographers: We are also in talks with award-winning cinematographers represented by the Murtha Skouras agency to bring our story vividly to life...

The Medium: As we endeavor to keep Hero. Loss. Dirt as close to its arthouse roots as possible, we are proud to announce that we will be shooting our entire project on Kodak film.


SUCH A FUNNY LIFE

Hero. Loss. Dirt's director, Oliver Mann, successfully wrote, produced, and directed another feature film, Such A Funny Life, that premiered in 2019 and amassed a dedicated fan following.

We also anticipate incredible word-of-mouth promotion as well as a multitude of crossover fans eager to support Hero. Loss. Dirt.



Such A Funny Life Official Theatrical Trailer
Watch on YouTube

You can currently stream Such A Funny Life via VOD through Vudu, Amazon Prime, AppleTV, iTunes, Redbox, TUBI, Roku, and PLEX.



Praise for Such a Funny Life

With a runtime of 83 minutes and filled to the brim with emotionally magnificent performances by the cast, Such A Funny Life currently sits at a perfect 5-star rating on Amazon Prime.



MOVIE LOVERS RAVE ABOUT SUCH A FUNNY LIFE
"Such a Funny Life is a rare indie gem that deserves attention. Highly recommended.
Thatmomentin.com
"What writer/director Oliver Mann strives to achieve with Such a Funny Life is quite impressive.
Cinema Smack
"Gonzalo Trigueros gives an amazing performance in a beautifully shot, delightful story that had so much promise, and completely lived up to the hype I was given around this brilliant film.
TRAINWRECK'D SOCIETY
"Such a Funny Life offers an alternative angle on the plight of the struggling stand-up comedian.
LA Weekly
SUCH A FUNNY LIFE



Audiences Love Gritty Psychological Dramas Created by Diverse Teams

The film industry has never seen a better reception for indie/arthouse films. Over half the films featured at Sundance Film Festival in 2019 were purchased for distribution, with the independent feature CODA breaking records when it sold to Apple+ for an unprecedented $25 million. Since 2020 had little studio or independent film production due to filming restrictions caused by the pandemic, there is currently a vast void in the market, starving for exciting, high-quality new content.

Top-tier festivals are also actively seeking content that celebrates diversity. Hero. Loss. Dirt, helmed by a Latino director, produced by a female-dominated creative team, and poised to star a diverse cast of minorities—**this is the kind of movie that will appeal to film festivals.**

As movie theaters begin to reopen in our post-pandemic world, we anticipate a major resurgence of movie-goers interested in more than just Hollywood blockbusters. Hero. Loss. Dirt has a powerful opportunity for larger-than-normal audiences of our desired demographics: urban professionals and arthouse/indie film aficionados.

URBAN PROFESSIONALS

Young professionals in urban marketplaces accounted for 18-20% of total ticket sales for similar titles to Hero. Loss. Dirt. With sophisticated sensibilities and disposable income, this demographic is one of the most crucial emerging sales groups to focus on. The average moviegoer in this category purchases upwards of 8 movie tickets/year (per MPAA statistics) and is more likely to be keyed into movie culture. This demographic is also twice as likely to use social media platforms like Facebook, Twitter & Instagram daily to disseminate information, so the marketing potential with this demographic is huge.


DRAMATIC ARTHOUSE FILMS GAIN
TRACTION THANKS TO SAVVY
WORD-OF-MOUTH MARKETING
LITTLE WOMEN
MIDSOMMAR
HERO. LOSS. DIRT.

ARTHOUSE/INDIE FILM AFICIONADOS

Over the last decade, the 25-29 age demographic has been responsible for 25% of all theatrical ticket sales worldwide. This group goes to see more films, and spend more money on arthouse/indie films like Hero. Loss. Dirt.

We are well positioned to capitalize on this burgeoning arthouse audience, both in the US and abroad.


LOW-BUDGET INDIE FILMS
ARE RAKING IN PROFIT AND
AWARD NOMINATIONS
LIKE NEVER BEFORE
MANCHESTER BY THE SEA
Lady Bird
COLD WAR
HERO. LOSS. DIRT.

2016's Manchester by the Sea, a low-budget film resting well outside of traditional studio fare, enjoyed massive success at the world-wide box office to the tune of $79 million. In 2017, both Lady Bird and Call Me By Your Name, independent films with low budgets achieved not only massive box office success ($79 and $41.9 million respectively) but were both nominated for Best Picture at the 2018 Academy Awards. The following year, Cold War, an independent period piece with a $5 million budget also had a considerable run at the box office, receiving three Oscar nominations.

Independent films with superb storytelling and spellbinding characters prove that there is financial and critical success to be had for a character-driven, independent drama like Hero. Loss. Dirt.


COMPARABLE FILMS DURING THE PANDEMIC
Malcom & Marie (2021)
Production Budget: $2.5 million
Netflix paid $30M for the film; most watched title on Netflix in its debut weekend.
Promising Young Woman (2020)
Production Budget: $5-10 million
Box Office: $16.7 million
Nomadland (2020)
Production Budget: $5 million
Box Office: $39 million
Minari (2020)
Production Budget: $2 million
Box Office: $15.5 million
Another Round (2020)
Production Budget: $5.7 million
Box Office: $21.7 million
The Father (2020)
Production Budget: $6 million
Box Office: $27.4 million


Your Chance to Be Part-Owner
of a Feature Film


What Makes Hero. Loss. Dirt
a Smart Investment Opportunity?

Right from the start, Hero. Loss. Dirt is a transparent investment: investors will recoup up to 120% of their investment before any profits are distributed. In fact, our current projections show a rate of return of over 100% within 18 months of theatrical release*! After that point, all net profits will be split on a 50/50 basis, with 50% being distributed to the investors on a pro rata basis and the remaining 50% going to the producing entity.

Bondit has pledged up to a $1.7M investment once we hit $1.3M of investment through Wefunder.

**Projections are not a guarantee of return*

EQUITY & LEGISLATION

Similar to hard equity, the legislation strategy allows for production to shoot in an area with above-average tax incentives. New York offers a tax credit of 25% of budget on all qualified in-state spending, which we will be using as part of our investment strategy. Taking advantage of such incentives protects an investment before production even begins.

To put it simply:, we will be getting back $663,000 before the movie is even released. Though this tax credit will be given to the loan entity, repayment of the loan allows profits to be distributed to investors much more quickly.

PRE-SALES

Combined with the legislation strategy above, a pre-sales agreement takes advantage of a film's potential sales results and leverages that against a senior debt lender to finance a portion of the production.

The difference is that once the sales agent can pre-sell some of the 150 territories, that money (minus the sales commission) will be handed back to the investors.

TAX DEDUCTIONS

Section 181 Deduction under the Tax Cuts and Jobs Act of 2018 (TCJA) creates a 100% deduction for any money invested in a film that is produced in the United States and that qualifies under the original qualification standards of Section 181.


DID YOU EVER THINK YOU COULD OWN A PIECE OF ART?
Hero. Loss. Dirt offers a chance to do just that and grow your investment portfolio at the same time...

Once we hit our fundraising goal and are able to see this process through to a completed film, we anticipate that our rigorous marketing strategy, dynamic cast and crew, and festival aspirations will ensure our movie's ultimate triumph with audiences and critics alike.


Highly Anticipated Release in the Summer of 2022

With a robust, detailed plan for development, pre-and-post production, photography, marketing, and distribution, Hero. Loss. Dirt is ready to capitalize on the current momentum to craft an amazing film through an efficient timeline towards a highly successful distribution.


DEVELOPMENT
Currently Underway
Fully develop the shooting script
Complete preliminary shooting schedule
Complete preliminary budget
Secure preliminary talent commitments
Secure project funding

PRE-PRODUCTION

November 2021 - January 2022

- Production offices and accounting department
- Final casting, cast rehearsals, fittings
- Complete production team and crew
- Production schedule and budget
- Production design planning and ocation scouting
- Engage music licensing and pre-recording
- Travel and arrangements

PRINCIPAL PHOTOGRAPHY

February 2022 - March 2022

- Picture and field sound acquisition
- Outstanding business issues
- Finalize all accounting for audit
- Finalize creative assets for post-production

POST-PRODUCTION

March 2022-June 2022

- Editorial
- Music scoring and record score
- Sound design
- Digital effects and color correction
- Test screenings and adjustments
- Final sound and picture for Dolby mix and/or THX Digital Master
- All deliverables: sound, music, trailer, print (film and digital), DVD, publicity, and legal requirements


MARKETING
AND DISTRIBUTION
**(Pending)
Market-focused film festivals
Screening for distributors in Los Angeles
Screenings for leadership of special interest groups
Engage self-distribution plan

Forward-looking projections regarding the production timeline are not guaranteed.


Our Film Will be Available to a Huge Audience


SALES APPROACH

Unburdened by unrealistic expectations for Hero. Loss. Dirt's release, we can excel by recognizing the necessity of sales input at an early stage. By partnering with a well-known entertainment sales agency during the development phase, we can capitalize on strong casting selections and generate early interest before production is complete. This also allows us to introduce our concept to the market before beginning a physical sales campaign.

Our expert production team has forged strong relationships with top talent agencies in the entertainment business, such as WME, CAA, UTA, ICM, Gersh, and Paradigm. Our casting agency BASS/CASTING will leverage these relationships to build a cast with the highest value and name recognition.

With a widespread theatrical release, we will ensure our budget is less affected by a potentially unstable theatrical market. We also have a robust plan to make Hero. Loss. Dirt available digitally through streaming video on demand (SVOD) and over-the-top (OTT) platforms such as Netflix, Amazon, Hulu, Vudu, Crackle, Apple+, and others.


NETFLIX
amazon
tv
hulu
VUDU
CRACKLE
HERO. LOSS. DIRT.

Feature on these platforms is not guaranteed.

FESTIVALS

Due to the excellent working relationship between our production team and sales partners, we have plans to premiere Hero. Loss. Dirt at a top-tier film festival such as **Sundance, Berlin, SXSW, or Toronto.** Additional relationships with small but prestigious festivals include **Sun Valley, Tribeca, and Newport Beach.** Our executive producers, Buffalo 8, have had projects premiere or screen at each of these festivals, and we strongly believe that the quality of Hero. Loss. Dirt will allow for a successful festival run.

While premiering at a prestigious festival would be ideal, we will not be reliant on this strategy for success in the event that festivals are not available in their typical format due to potential COVID-19 restrictions in the future.


SUNDANCE FILM FESTIVAL
Internationale Filmfestspiele Berlin
tiff
SXSW
SUN VALLEY FILM FESTIVAL
NEWPORT BEACH FILM FESTIVAL
TRIBECA FILM FESTIVAL
HERO. LOSS. DIRT.

Feature in these festivals is not guaranteed.

START-TO-FINISH MARKETING

Although we are in the early stages of development, we've already begun implementing the marketing philosophy for Hero. Loss. Dirt. Effective immediately, we will begin grassroots marketing efforts through social media and targeted genre fan bases. We recognize the necessity of savvy and thoughtful marketing campaigns and their importance in our overall success.


LEADING INDUSTRY PROFESSIONALS

Our production team has made the decision to utilize proven industry professionals for all services and department head positions, to ensure completion of a top-quality product. There is no substitute for experience, and shortcuts are not acceptable. Where other independent films suffer in their hiring processes, Hero. Loss. Dirt will out-class and out-strategize the competition. We've already managed to build a mighty team of industry professionals to carry our film through our rigorous production schedule, and we plan to ride this tradition of excellence through to our successful release.


Become a Part-Owner
of a Feature Film!

With the post-pandemic resurgence of movies and movie-going, there has never been a better time to invest your money into the entertainment industry. Hero. Loss. Dirt is a compelling story created by a dynamic production team and backed by industry experts who know excellent writing, production, and potential when they see it.

With our robust plan to distribute widely, compensate our investors fairly, and promote our film nonstop, we believe that Hero. Loss. Dirt is the best possible investment for anyone looking to grow their portfolio while supporting a film with incredible potential.

Here's your chance to become part of movie history. Take it before it's too late.


INVEST IN
HERO. LOSS. DIRT.

Downloads

Hero Loss Dirt - Deck v5.pdf